
02004780

SE[CURITIES AND EXCHANG]E COMMISSION
[Washington], D.C. 20549


RECEIVED
MAR 01 2002
365

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SEC FILE NUMBER
8- 45034

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DAEWOO SECURITIES (AMERICA) INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 EAST 52ND STREET (28TH. FLOOR)
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MOON S. KIM (212) 407-1011
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

345 PARK AVENUE	NEW YORK	NY	10154
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MOON S. KIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAEWOO SECURITIES (AMERICA) INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

VICE PRESIDENT/CONTROLLER

Title

Katherine Beecher Carlburg

Notary Public

KATHERINE BEECHER CARLBURG
Notary Public, State of New York
No. 02CA6024469
Qualified in Kings County
Commission Expires May 10, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAEWOO SECURITIES (AMERICA) INC.
AND SUBSIDIARY
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Consolidated Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	1,060,180
Receivable from brokers and dealers		8,575,957
Securities owned, at market value:		
U.S. Government securities		288,665
Corporate stocks		7,161,503
Mutual funds		1,303,643
		8,753,811
Furniture, office equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $511,406		99,989
Other assets		698,180
Total assets	$	19,188,117
Liabilities and Stockholder's Equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	7,792,395
Due to Parent company		159,755
Accrued expense and other liabilities		62,642
Total liabilities		8,014,792
Commitments (note 5)		
Stockholder's equity (note 4):		
Common stock, $.01 par value. Authorized 100,000 shares; issued and outstanding 12,000 shares		120
Additional paid-in capital		11,999,880
Accumulated deficit		(826,675)
Total stockholder's equity		11,173,325
Total liabilities and stockholder's equity	$	19,188,117

See accompanying notes to consolidated financial statements.

DAEWOO SECURITIES (AMERICA) INC.
AND SUBSIDIARY
(A Wholly Owned Subsidiary of
Daewoo Securities Co., Ltd.)

Consolidated Statement of Operations

Year ended December 31, 2001

Revenues:		
Commissions (note 2)	$	297,677
Trading losses, net		(162,331)
Interest and dividends		392,290
Other		138,457
		666,093
Expenses:		
Employee compensation and benefits		650,310
Commissions (note 2)		477,290
Communications		107,997
Occupancy and equipment rental		317,727
Interest		5,272
Other operating expenses		174,998
		1,733,594
Loss before provision for income taxes		(1,067,501)
Income tax benefit (note 3)		(253,883)
Net loss	$	(813,618)

See accompanying notes to consolidated financial statements.